10 E. Stow Road Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

November 20, 2023

Sent Via EDGAR Portal

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Cnote Group, Inc. (“CNote”)
Offering Statement on Form 1-A
Filed October 24, 2023
File No. 024-12344

Dear Sir/Madam:

This is in response to your letter of November 7, 2023. We have copied below the comments from your letter and provided the company’s response below each comment.

Form 1-A filed October 24, 2023

Your Comment #1. - General

It is unclear from your offering statement the amount of time that may pass between when an investor may submit a subscription request, and when you will close the loan. Please clarify whether this is a continuous offering, including whether you can and will readily accept a new subscription when presented. If you intend to hold off on accepting a subscription until other events occur, including having a new CFO loan to originate, please tell us how you concluded that you are engaged in a continuous offering of the notes. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

We note your disclosure that you estimate “that this offering will commence within two days of qualification.”

Our Response:

The disclosure has been revised to include the following sentence: “As a result, there will typically be a delay of between 10 and 90 days between the time you sign your Subscription Agreement and the time we ask you for payment.”

Please note the “continuous offering” requirement of Rule 251(d)(3)(i)(F) refers to offers. A “continuous” offering can exist even if sales are sporadic. But here, both offers and sales will be continuous, even if investors are not required to pay for their Notes immediately.

Your Comment #2 – General

We note that Section 3.8 of your Subscription Agreement, filed as Exhibit 1A-6A, includes the following language: "Investor has read all of the information in the Offering Statement, including the 'Risk of Investing' section". While it is generally appropriate to require an investor to confirm that they have received a copy of the 1-A or other documents, it is inappropriate to require an investor to confirm that they have read the documents. Please revise your disclosure to remove the requirement that an investor confirm that they have read all of the information in the offering statement or provide your analysis as to why the requirement is appropriate.

Our Response:

The language in the Subscription Agreement has been changed to “Investor understands that this investment entails risks, including the risks described in the Offering Statement, under “Risk of Investing.”

We do believe it is appropriate to require an investor to acknowledge awareness of the risks.

Securities Being Offered

Your Comment #3 – Description of Securities, page 17

We note your disclosure regarding interest rates on page 17 that "[t]he Notes will be issued at annual interest rates between 1% and 7%. We will periodically file Supplements to our Offering Circular to establish the actual interest rate. If we wish to issue Notes with an interest rate outside that range, we will file an Offering Statement Amendment." Since the 1-A currently does not identify the rate at which you will offer the notes at the time it is qualified, please clarify whether you will offer at the current rate identified in your most recent supplement to your earlier 1-A offering or revise your offering statement to clarify the rate at which you will offer notes upon qualification.

Our Response:

The Offering Circular has been revised to state that Notes will be issued at 4% upon qualification.

Your Comment #4 – Description of Securities, page 17

Revise this section to clarify, if true, that upon the completion of the 30-month term, you are required to repay the full principal amount of the note, plus any unpaid interest. Please describe any notice that you will provide to investors, and how you will make the repayments to investors (e.g., by check). Alternatively, to the extent that these notes can be rolled over, as you apparently provide for notes sold under Regulation D, as noted in the notes to financial statements, describe those features. Include how the interest rate is set, any notice you will provide to investors of the opportunity to roll over, and whether a note will roll over if an investor does not provide affirmative confirmation of their intention to roll over.

Our Response:

We have supplemented the disclosures regarding the manner of payment. We have also added a subsection dealing with “rollovers.” Note, however, that a “rollover” is nothing more than an investor choosing to buy a new Note with the proceeds from an existing Note, subject to all the terms and conditions that might exist at the time. An investor who does not affirmatively choose to purchase a new Note will receive the proceeds of the existing note.

Your Comment #5 – Governing Law, page 18

We note that you are chartered in Delaware and that your legal opinion is based in Delaware law. However, you make various references to the binding nature of California law throughout your offering statement. Please revise your disclosure to clarify this inconsistency.

Our Response:

We have revised the legal opinion.

Your Comment #6 – Limit on Amount a Non-Accredited Investor can Invest, page 19

Please disclose how you have confirmed that investors are not spending more than 10% of their assets. Refer to Rule 251(d)(2)(i)(C).

Our Response:

This limit is built into the functionality of the Company’s internet platform.

We understand you will consider qualifying our offering statement at our request. If a participant in our offering is required to clear its compensation arrangements with FINRA, please have FINRA advise the SEC that it has no objections to the compensation arrangements prior to qualification.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Additionally, we acknowledge that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

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Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC
Mark Roderick
Markley S. Roderick

MSR/jae

Enclosures

cc:        Ms. Catherine Berman